EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

	For Quarter Ended		For Years Ended
	April 1, 2001		December 31, 2000	January 2, 2000	January 3, 1999	December 28, 1997	December 29, 1996
Earnings (loss) from continuing operations before income taxes	$(7,197)		$(272,230)	$77,886	$66,980	$153,095	$128,844
Add:
Interest on indebtedness	11,969		55,191	52,876	44,766	41,270	38,219
Amortization of debt expense	292		907	729	239	610	1,335
Portion of rents representative of the interest factor	2,781		10,026	10,484	8,166	8,890	8,731
Deduct:
Undistributed earnings from less-than-50- percent-owned entities	(3,434)		(8,863)	(15,386)	(9,674)	(11,278)	(4,217)

Earnings (as defined)	$4,411	(a)	$(214,969)	$126,589	$110,477	$192,587	$172,912

Fixed charges:
Interest on indebtedness	11,969		55,191	52,876	44,766	41,270	38,219
Amortization of debt expense	292		907	729	239	610	1,335
Portion of rents representative of the interest factor	2,781		10,026	10,484	8,166	8,890	8,731

Total fixed charges	$15,042		$66,124	$64,089	$53,171	$50,770	$48,285

Ratio of earnings to fixed charges	0.3x	(a)	— (b)	2.0x	2.1x	3.8x	3.6x

(a)
Earnings were insufficient to cover fixed charges for the quarter ended April 1, 2001 by $10,631.

(b)
Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $281,093.